                                  UNITED STATES
                        SECURTIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
              the Securities Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Check the appropriate box:

         |X| Preliminary Proxy Statement

         |_| Confidential, for Use of the Commission Only (as permitted by Rule
             14a-6(e)(2))

         |_| Definitive Proxy Statement

         |_| Definitive Additional Materials

         |_| Soliciting Material Under Rule 14a-12

                                 DATASCOPE CORP.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                                   PARCHE, LLC
                              RCG ENTERPRISE, LTD
                           RCG STARBOARD ADVISORS, LLC
                          RAMIUS CAPITAL GROUP, L.L.C.
                                C4S & CO., L.L.C.
                                 PETER A. COHEN
                                 MORGAN B. STARK
                               JEFFREY M. SOLOMON
                                THOMAS W. STRAUSS
                              DAVID DANTZKER, M.D.
                                 WILLIAM J. FOX
                                MARK R. MITCHELL
                                  PETER A. FELD
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    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

         Payment of Filing Fee (Check the appropriate box):

         |X| No fee required.

         |_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
             0-11.

         (1) Title of each class of securities to which transaction applies:

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         (2) Aggregate number of securities to which transaction applies:

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         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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         (4) Proposed maximum aggregate value of transaction:

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         (5) Total fee paid:

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         |_| Fee paid previously with preliminary materials:

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         |_| Check box if any part of the fee is offset as provided by Exchange
Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount previously paid

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         (2) Form, Schedule or Registration Statement No:

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         (3) Filing Party:

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         (4) Date Filed:

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PERSONS WHO ARE TO RESPOND TO THE  COLLECTION OF  INFORMATION  CONTAINED IN THIS
FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY  VALID OMB
CONTROL NUMBER.

                                       -2-

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED NOVEMBER 1, 2007

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                                November 2, 2007

Dear Fellow Stockholder:

      Starboard Value and  Opportunity  Master Fund Ltd.  ("Starboard")  and the
other participants in this solicitation  (collectively,  the "Ramius Group") are the  beneficial  owners of an  aggregate  of 493,517  shares of common  stock of
Datascope  Corp.  (the  "Company"),   representing  approximately  3.2%  of  the
outstanding shares of common stock of the Company.  For the reasons set forth in the attached Proxy  Statement,  the Ramius Group does not believe that the Board of Directors of the Company is acting in the best interests of its stockholders.
The Ramius  Group is therefore  seeking  your  support at the annual  meeting of stockholders  scheduled  to be held at 11:00 a.m.,  local time,  on December 20,
2007, at the Company's offices located at 800 MacArthur  Boulevard,  Mahwah, New
Jersey 07430.

      To elect  Starboard's  slate of two  nominees to the Board of Directors to serve as Class I  directors  to hold  office  until the 2010  annual  meeting of stockholders  and until  the  election  and  qualification  of their  respective successors.

      The Ramius Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing,  dating and returning the enclosed WHITE proxy card today.  The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the  stockholders on or about November 5, 2007.

      We are not seeking  control of the Board of  Directors.  However,  we hope that this election contest will send a strong message to the remaining incumbent directors  that  stockholders  are not satisfied  with the  Company's  corporate governance and management.

      If you have already voted for the  incumbent  management  slate,  you have every right to change your vote by signing,  dating and  returning a later dated proxy.

      If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated,  which is assisting us, at their address and toll-free numbers listed on the following page.

                                    Thank you for your support.

                                    Mark R. Mitchell
                                    Starboard Value and Opportunity Master
                                    Fund Ltd.

--------------------------------------------------------------------------------

 IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR WHITE PROXY CARD,
      OR NEED ADDITIONAL COPIES OF STARBOARD'S PROXY MATERIALS, PLEASE CALL
          INNISFREE M&A INCORPORATED AT THE PHONE NUMBERS LISTED BELOW.

--------------------------------------------------------------------------------

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022
                 STOCKHOLDERS CALL TOLL-FREE AT: (888) 750-5834
                BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

                       2007 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                 DATASCOPE CORP.

                            -------------------------

                                 PROXY STATEMENT
                                       OF
                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                            -------------------------

         PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

      Starboard  Value  and  Opportunity  Master  Fund  Ltd.,  a Cayman  Islands
exempted  company  ("Starboard"),  Parche,  LLC,  a Delaware  limited  liability company ("Parche"), RCG Enterprise, Ltd, a Cayman Islands exempted company ("RCG
Enterprise"),  RCG Starboard Advisors, LLC, a Delaware limited liability company
("RCG Starboard  Advisors"),  Ramius Capital Group,  L.L.C.,  a Delaware limited liability  company  ("Ramius  Capital"),  C4S & Co.,  L.L.C., a Delaware limited liability company ("C4S"),  Peter A. Cohen ("Mr. Cohen"),  Morgan B. Stark ("Mr.
Stark"), Thomas W. Strauss ("Mr. Strauss"),  Jeffrey M. Solomon ("Mr. Solomon"),
David  Dantzker,   M.D.  ("Dr.   Dantzker")  and  William  J.  Fox  ("Mr.  Fox")
(collectively,  the "Ramius  Group") are  significant  stockholders of Datascope
Corp., a Delaware corporation ("Datascope" or the "Company"). The members of the
Ramius Group,  as well as Mark R. Mitchell  ("Mr.  Mitchell")  and Peter A. Feld
("Mr. Feld"),  are participants in this solicitation.  Mr. Mitchell is a Partner of Ramius Capital and Mr. Feld is a Director of Ramius Capital. The Ramius Group
does not believe that the Board of  Directors  of the Company  (the  "Board") is
acting in the best interests of its stockholders.  The Ramius Group is therefore seeking your support at the annual meeting of stockholders  scheduled to be held at 11:00 a.m.,  local time,  on December  20,  2007,  at the  Company's  offices located at 800 MacArthur  Boulevard,  Mahwah,  New Jersey  07430,  including any adjournments  or  postponements  thereof and any meeting  which may be called in lieu thereof (the "Annual  Meeting"),  for the election of Starboard's  director nominees,  David Dantzker,  M.D. and William J. Fox (the "Ramius Nominees"),  to
serve as Class I directors  of the Company to hold office  until the 2010 annual meeting  of  stockholders  and until the  election  and  qualification  of their respective successors.

      As of the close of business on November 1, 2007, the members of the Ramius
Group were the  beneficial  owners of an aggregate  of 493,517  shares of common stock of the Company, par value $0.01 per share (the "Shares"),  which currently represent  approximately 3.2% of the issued and outstanding Shares, all of which are entitled to be voted at the Annual Meeting.  The approximate date of mailing of this Proxy Statement is November 5, 2007.

      Datascope has set the record date for determining stockholders entitled to notice of and to vote at the Annual  Meeting as October  24,  2007 (the  "Record
Date").  The mailing address of the principal  executive offices of Datascope is
14 Philips Parkway,  Montvale,  New Jersey 07645.  Stockholders of record at the close of  business  on the Record  Date will be  entitled  to vote at the Annual
Meeting.  According to the Company, as of the Record Date, there were 15,416,994
Shares outstanding and entitled to vote at the Annual Meeting.  The participants in this solicitation  intend to vote all of their Shares FOR the election of the
Ramius Nominees.

THIS  SOLICITATION  IS BEING MADE BY THE  RAMIUS  GROUP AND NOT ON BEHALF OF THE
BOARD OF DIRECTORS OR MANAGEMENT  OF THE COMPANY.  THE RAMIUS GROUP IS NOT AWARE
OF ANY OTHER  MATTERS TO BE BROUGHT  BEFORE THE  ANNUAL  MEETING.  SHOULD  OTHER
MATTERS,  WHICH THE RAMIUS GROUP IS NOT AWARE OF A  REASONABLE  TIME BEFORE THIS

SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES
IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE RAMIUS  GROUP  URGES YOU TO SIGN,  DATE AND  RETURN THE WHITE  PROXY CARD IN
FAVOR OF THE ELECTION OF ITS NOMINEES.

IF YOU HAVE ALREADY  SENT A PROXY CARD  FURNISHED  BY  DATASCOPE  MANAGEMENT  TO
DATASCOPE,  YOU MAY REVOKE  THAT PROXY AND VOTE FOR THE  ELECTION  OF THE RAMIUS
NOMINEES BY SIGNING,  DATING AND  RETURNING THE ENCLOSED  WHITE PROXY CARD.  THE
LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY
TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR
A LATER DATED PROXY FOR THE ANNUAL  MEETING TO THE RAMIUS  GROUP,  C/O INNISFREE
M&A INCORPORATED WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF
DATASCOPE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

                                      -2-

                                    IMPORTANT

      YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. THE RAMIUS GROUP
URGES YOU TO SIGN,  DATE, AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO VOTE
FOR THE ELECTION OF THE RAMIUS NOMINEES.

      o     If your Shares are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Ramius Group, c/o
            Innisfree M&A Incorporated in the enclosed envelope today.

      o     If your  Shares are held in a  brokerage  account  or bank,  you are considered  the  beneficial  owner of the  Shares,  and these  proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your  broker,  trustee  or other  representative  how to vote.  Your
            broker  cannot  vote  your  Shares  on  your  behalf   without  your
            instructions.

      o     Depending  upon your  broker or  custodian,  you may be able to vote either by toll-free  telephone or by the  Internet.  Please refer to
            the  enclosed   voting  form  for   instructions   on  how  to  vote
            electronically.  You may also vote by signing,  dating and returning the enclosed voting form.

      Since only your latest  dated  proxy card will  count,  we urge you not to return  any proxy  card you  receive  from the  Company.  Even if you return the management  proxy card marked  "withhold"  as a protest  against  the  incumbent directors,  it will  revoke any proxy card you may have  previously  sent to the
Ramius  Group.  Remember,  you can vote for our two  nominees  only on our WHITE proxy card.  So please make  certain that the latest dated proxy card you return is the WHITE proxy card.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022
                 STOCKHOLDERS CALL TOLL-FREE AT: (888) 750-5834
                BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

                                      -3-

                          REASONS FOR THE SOLICITATION

      The  Ramius  Group  owns in the  aggregate  a  total  of  493,517  Shares, representing  approximately  3.2% of the issued and outstanding  common stock of the Company.  We believe the election of the Ramius Nominees represents the best means for  Datascope's  stockholders  to maximize the value of their Shares.  We believe that unlocking the long-term  value of the Company begins with increased
Board  oversight.  We believe better  leadership and oversight by the Board will lead to greater  stability within the Company's  management and help reverse the
Company's disappointing track record in the area of corporate governance.

   WE ARE CONCERNED ABOUT THE RECENT RESIGNATIONS OF FIVE OF THE COMPANY'S KEY
   EMPLOYEES IN THE WAKE OF INVESTIGATIONS RELATING TO ALLEGATIONS OF CERTAIN
                     ETHICAL VIOLATIONS BY COMPANY INSIDERS.

      As stockholders we are deeply  concerned by the exodus in recent months of five key executives, including the Chief Information Officer, the Vice President of Business  Development,  a Corporate  Vice-President  and President of Cardiac
Assist, the Chief Financial Officer and the Corporate Counsel, and the potential long-term  effects such  departures  may have on the Company.  These  executives tendered their  resignations in the wake of investigations  into alleged ethical violations  involving the Company's  Chairman and CEO,  including,  according to
Forms 8-K filed by the Company,  irregularities in expense reports,  involvement in  unspecified  "sweet heart"  deals,  the personal  payment of dividends,  the misuse of  corporate  counsel in  concealing  the  alleged  ethical  violations, irregular  transactions  with  distributors  involving  a senior  executive  and improper  medical  coverage  provided for the son of the Company's  Chairman and
CEO. We do not believe that it is a coincidence  that certain of the  executives who resigned were members of the internal  committees that conducted the initial investigations  which found  evidence that the ethical  matters in question were indicative of overrides of controls.

      While we are not currently  challenging the results of the investigations, we  believe  the  manner  in  which  the  investigations  were  handled  and the resignations  that ensued are symptomatic of questionable  management  practices and poor corporate  governance.  Such practices,  we feel, have the potential to lead to long-term erosion of stockholder value.

   WE WISH TO PROVIDE STOCKHOLDERS WITH THE OPPORTUNITY TO ELECT NEW DIRECTORS
    TO THE BOARD WHO ARE TRULY INDEPENDENT AND WHO, IF ELECTED, WILL WORK TO
                            IMPROVE BOARD OVERSIGHT.

      The Ramius Group has  nominated  two highly  qualified  nominees,  each of whom, if elected,  will exercise his independent judgment in accordance with his fiduciary  duties as a director in all matters  that come before the Board.  The
Ramius Nominees are independent of the Company in accordance with SEC and Nasdaq
Stock Market rules on board  independence  and would seek to maximize  value for all  stockholders.  If elected,  subject to their fiduciary duties as directors, the Ramius Nominees would have the ability to work with the other members of the
Board to take those steps that they deem are  necessary  or  advisable to unlock the Company's intrinsic value and generate long-term value at the Company.

      The Ramius  Nominees,  if elected,  will represent a minority of the Board and will,  subject to their fiduciary  duties as directors,  work with the other members of the Board to take those steps that they deem are necessary to improve corporate  governance  and  maximize  stockholder  value.  Although  the  Ramius

                                      -4-

Nominees will not be able to adopt any measures  without the support of at least some  members of the current  Board,  we believe that the election of the Ramius
Nominees will send a strong  message to the Board that  stockholders  believe in the  long-term  value of the  Company and that the path to  maximizing  value is through increased Board oversight,  higher standards of corporate governance and proper management accountability.

      DATASCOPE HAS MAINTAINED SUB-STANDARD CORPORATE GOVERNANCE PRACTICES.

      The Ramius Group  believes that  Datascope has  maintained  poor corporate
governance   practices  that  inhibit  the   accountability  of  management  and
directors.  Examples  of  what  we  believe  to be  the  sub-standard  corporate governance practices of Datascope include:

      o  The  consolidation  of power in combining  the position of Chairman and
         Chief Executive Officer;

      o  Maintaining of numerous  anti-takeover defenses including a shareholder rights  plan or "poison  pill" and the ability to issue  "blank  check"
         preferred stock;

      o  The ability of the Board to add directors without stockholder approval;
         and

      o  The  requirement  that  special  meetings of  stockholders  may only be called  by the  stockholders  to the  extent  they  hold  50.1%  of the outstanding voting shares.

      Such measures, we believe, serve no reasonable purpose other than to allow for the  entrenchment of directors and demonstrate a disregard for the interests of stockholders.  Furthermore, we question how a Chairman who also serves as CEO can exercise independent judgment and perform his Board duties with due care and loyalty.  We also  question the  necessity  of the rights plan or "poison  pill"
adopted  by the  Board in 1991,  which,  in our  opinion,  also  serves no other purpose than to entrench the Board and management.

      Governance  provisions  such as these are contrary to the  guidelines  for corporate  governance best practices issued by leading  advocates of stockholder democracy,  such as Institutional  Shareholder Services (ISS) and Glass, Lewis &
Co. What these  provisions  do provide,  in our opinion,  is  insulation  to the incumbent Board and few avenues for change to stockholders dissatisfied with the status quo. If elected, the Ramius Nominees will use their best efforts to cause the Board to terminate the poison pill and implement corporate governance reform while exploring all potential alternatives to maximize shareholder value.

      In the event that the Board  attempts to use new bylaws or amended  bylaws to prevent the stockholders,  including the Ramius Group, from accomplishing the objectives described in this Proxy Statement,  the Ramius Nominees,  if elected, will seek to work with the other  Board  members  to repeal  any new or  amended bylaws having such an effect,  to the extent that the Ramius Nominees  determine that such new or amended  bylaws are not  aligned  with the  stockholders'  best interests.

      The  following  is a  chronology  of  events  leading  up  to  this  proxy solicitation:

      o  On  September  24,  2007,  certain  representatives  of Ramius  Capital participated  in a conference  call with the Company's  Chief Financial
         Officer, Henry "Hank" Scaramelli. The purpose of the call was to gain a better  understanding of the Company's overall  strategy,  its business

                                      -5-

         segments and the end markets that it serves.  At the  conclusion of the conference call, the Ramius Capital representatives  requested that Mr.
         Scaramelli  assist in  scheduling  an in-person  meeting for the Ramius
         Capital representatives with Mr. Lawrence Saper, the Company's Chairman and CEO, at the Company's corporate headquarters.

      o  On October 4, 2007,  certain  representatives  of Ramius  Capital  were scheduled to meet with Mr.  Saper at the  Company's  headquarters.  The
         Company   canceled  the  meeting  and   informed  the  Ramius   Capital
         representatives  that the Company was in a "quiet  period." The meeting has been rescheduled for November 13, 2007.

      o  On October 12,  2007,  Starboard  delivered  a letter to the  Corporate
         Secretary  of the  Company in  accordance  with the  Company's  advance notice bylaw provision, nominating Dr. Dantzker and Mr. Fox as nominees for election to the Board at the Annual Meeting.

      o  On October 15, 2007, certain  representatives of Ramius Capital and its counsel had a conference call with Mr. Saper and the Company's  counsel to discuss  certain  matters  relating to the Company,  including Board representation.

      o  On October  15,  2007,  counsel  to the  Ramius  Group sent a letter to
         Datascope's  outside  counsel (the "October 15th  letter").  The letter stated that  Starboard  and the Ramius  Nominees are fully  prepared to meet  with  the  members  of the  Company's  Nomination  and  Corporate
         Governance  Committee (the  "Committee")  to facilitate the Committee's consideration of the Ramius Nominees for recommendation for election at the 2007  Annual  Meeting.

      o  On October 23, 2007, counsel to the Ramius Group received a response to the October 15th Letter from  Datascope's  outside counsel on behalf of the Board's Nominating and Governance Committee.

      o  On  October  29,  2007,  Starboard  delivered  a  letter  to  Datascope requesting, pursuant to Section 220 of the Delaware General Corporation
         Law, a complete list of Datascope's  stockholders  and other  corporate records in order to allow  Starboard to  communicate  with  Datascope's stockholders  in  connection  with  the  election  of  directors  to be submitted to a vote of the stockholders at the Annual Meeting,  and any other matters as may properly come before the Annual Meeting.

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

      The Ramius Group is seeking  your  support at the Annual  Meeting to elect the Ramius Nominees in opposition to Datascope's director nominees. The Board is currently composed of 7 directors divided into three classes,  Class I, Class II and Class III. The Ramius Group believes the two Class I directors' terms expire at the Annual  Meeting.  We are seeking  your  support at the Annual  Meeting to elect the Ramius  Nominees in opposition  to the two Datascope  Class I director nominees.  Your vote to elect the Ramius  Nominees will have the legal effect of replacing  two incumbent  directors of Datascope  with the Ramius  Nominees.  If elected,  the Ramius  Nominees  will  represent a minority of the members of the
Board.

THE RAMIUS NOMINEES

      Set forth below are the name, age,  business  address,  present  principal occupation,  and employment and material  occupations,  positions,  offices,  or employments  for the  past  five  years  of each of the  Ramius  Nominees.  This information has been furnished to the Ramius Group by the Ramius  Nominees.  The
Ramius  Nominees are both citizens of the United  States of America.  The Ramius
Nominees  have been  nominated  by Starboard in  accordance  with the  Company's advance notice bylaw provision.

                                      -6-

      DAVID  DANTZKER,  M.D. (AGE 64) is a general  partner at Wheatley  MedTech
Partners,  L.P., a New York-based  venture  capital firm, a position he has held since January 2001. Prior to serving with Wheatley MedTech  Partners,  L.P., Dr.
Dantzker served as Chief Executive Officer of Redox Pharmaceuticals  Corporation
from November 2000 until October 2001. Dr.  Dantzker served as President of Long
Island  Jewish  Medical  Center from July 1993 to October 1997 and  President of
North Shore--LIJ Health System from October 1997 until May 2000. Dr. Dantzker is currently  chairman  of the board of  directors  of  Versamed,  Inc.,  a private medical supply company and Oligomerix, a private  biopharmaceutical  company. He is also a director of Visionsense,  Ltd., a private high-end medical  technology company, Advanced Biohealing Inc., a private specialty biotechnology company and
Nuero-Hitech,  Inc. (NASD: NHPI), an early stage pharmaceutical  company engaged in the  acquisition  and  development of therapies for  Alzheimer's  disease and other degenerative  neurological disorders.  Dr. Dantzker has also served on the faculty and in  leadership  positions  of four major  research-oriented  medical schools,  has authored or co-authored 130 research papers and five textbooks and is an  internationally  recognized expert in the area of pulmonary  medicine and critical care. The principal  business  address of Dr.  Dantzker is c/o Wheatley
Partners,  L.P., 80 Cuttermill  Road, Great Neck, New York 11021. As of the date hereof,  Dr.  Dantzker does not directly own any securities of Datascope nor has he made any purchases or sales of any  securities  of Datascope  during the past two years.  Dr.  Dantzker,  as a member of the Ramius Group, is deemed to be the beneficial  owner of all the Shares  owned by members of the Ramius  Group.  For information  regarding  purchases  and  sales  during  the past two years by the members of the Ramius Group of  securities  of  Datascope  that are deemed to be beneficially owned by Dr. Dantzker, see Schedule I.

      WILLIAM J. FOX (AGE 51) is a business  advisor  and  strategy  consultant.
From  September  2004 until  September  2007, Mr. Fox  served as a  director  of
Nephros,  Inc.  (AMEX:  NEP), a medical  device  company.  Mr. Fox served as the
Executive  Chairman  of the  Board of  Nephros,  Inc.  from  August  2006  until
September  2007.  From October 2004 until May 2006, Mr. Fox was Vice Chairman of
Barington  Capital and several of its affiliates,  a group of equity  investment funds.  Until December 2006, Mr. Fox had been a member of the Barington Advisory
Board since the founding of the Barington Funds in 1999. From October 2004 until
May 2006, Mr. Fox served as President, Chief Executive Officer and a director of
LQ Corporation  (formerly OTCBB: LQCI, now merged into Sielox, Inc.), a marketer of commercial and government  security  solutions,  and from December 2004 until
May 2006, Mr. Fox served as President, Chief Executive Officer and a director of
Dynabazaar Inc.  (OTCBB:  FAIM),  now Sielox,  Inc.  (OTCBB:  SLXN.OB) which was formerly engaged in online auctions of surplus assets.  From November 2005 until
May  2006,  Mr.  Fox also  served  as a member  of the  Executive  Committee  of
Register.com  (Cayman) L.P., a provider of domain name registration and Internet services.  From February  1999 until  October 2004,  Mr. Fox served as Chairman,
President,  Chief  Executive  Officer and a director  of AKI,  Inc.  ("AKI"),  a marketing and  interactive  advertising  company,  and during that time, Mr. Fox also served as President,  Chief Executive Officer and a director of AKI Holding
Corp.,   the  parent  of  AKI.   Prior  to  joining   AKI,  Mr.  Fox  served  as
President-Strategic & Corporate Development of Revlon Worldwide, Inc., Chief
Executive Officer of Revlon Technologies,  Inc., Senior Executive Vice President
of Revlon Inc. and Senior Vice  President of MacAndrews  &  Forbes  Holdings
Inc.  ("MacAndrews").  Mr. Fox joined MacAndrews in 1983 and held various senior executive  positions  in  MacAndrews  and in  several  of its  subsidiaries  and affiliates,  including Revlon,  Inc.,  Brooks Drugs, The Coleman Company,  First
Gibraltar Bank Holdings, Wilbur Chocolate, New World Entertainment and

                                      -7-

Technicolor  Inc.  Mr.  Fox has also  served as a  director  of  several  public companies,  including Loehmann's Holding Inc. (formerly NASD: LHMS) where he was
Co-Chairman of the Board (October 2000 through  October 2004), MM Companies Inc.
(now George Foreman  Enterprises  Inc.)  (2003-2004),  Revlon,  Inc. (NYSE: REV)
(1996-1999)  and The Hain Food  Group  where he was Vice  Chairman  of the Board
(NASD: HAIN) (1996-1999).  Mr. Fox received a B.B.A. (magna cum laude) in Public
Accounting from Pace University Lubin School and an M.B.A. (with distinction) in
Public  Accounting  from Pace  University  Graduate  School.  Mr.  Fox is also a
Certified Public  Accountant.  The principal business address of Mr. Fox is P.O.
Box 893,  Alpine,  New Jersey  07620.  As of the date  hereof,  Mr. Fox does not directly own any  securities of Datascope nor has he made any purchases or sales of any securities of Datascope  during the past two years.  Mr. Fox, as a member of the  Ramius  Group,  is deemed to be the  beneficial  owner of all the Shares owned by members of the Ramius Group.  For information  regarding  purchases and sales during the past two years by the members of the Ramius Group of securities of Datascope that are deemed to be  beneficially  owned by Mr. Fox, see Schedule
I.

      RCG Starboard  Advisors,  an affiliate of Ramius  Capital,  and the Ramius
Nominees,  have entered into compensation  letter agreements (the  "Compensation
Letter Agreements") regarding compensation to be paid to the Ramius Nominees for their  agreement  to be named  and to serve as  Ramius  Nominees  and for  their services as a director of  Datascope,  if elected.  Pursuant to the terms of the
Compensation Letter Agreements, RCG Starboard Advisors has agreed to pay each of the Ramius  Nominees  $5,000 as a result of the  submission  by Starboard of its nomination of the Ramius  Nominees to Datascope.  Upon the Ramius Group's filing of a  definitive  proxy  statement  with the SEC relating to a  solicitation  of proxies in favor of the Ramius  Nominees'  election as  directors  at the Annual
Meeting,  RCG Starboard Advisors has agreed to allow the Ramius Nominees each to receive a profit  participation  with  respect to the profit,  if any,  actually realized on the sale by RCG Starboard  Advisors or its  affiliates,  as the case may be,  of the  last  $20,000  worth of  Shares  (the  "Participation  Shares")
beneficially  owned by either RCG Starboard  Advisors or its affiliates,  as the case may be, to a third party  unaffiliated with any member of the Ramius Group.
Pursuant to the terms of the Compensation Letter Agreements,  each of the Ramius
Nominees will be entitled to receive a cash payment equal to the amount, if any, by which the proceeds received by RCG Starboard  Advisors or its affiliates,  as the case may be, from the sale of the  Participation  Shares exceeds  $20,000 in the aggregate.

      Ramius  Capital  and certain of its  affiliates,  have signed or intend to sign a letter  agreement  pursuant to which they agree to  indemnify  the Ramius
Nominees   against  claims  arising  from  the   solicitation  of  proxies  from
Datascope's  stockholders  in connection with the Annual Meeting and any related transactions.  Other  than  as  stated  herein,  there  are no  arrangements  or understandings  between  members  of the  Ramius  Group  and  any of the  Ramius
Nominees or any other person or persons  pursuant to which the nomination of the
Ramius Nominees  described  herein is to be made, other than the consent by each of the Ramius  Nominees  to be named in this Proxy  Statement  and to serve as a director  of  Datascope  if elected as such at the Annual  Meeting.  None of the
Ramius  Nominees are a party adverse to Datascope or any of its  subsidiaries or has a material  interest  adverse to Datascope or any of its subsidiaries in any material pending legal proceedings.

      The Ramius Group does not expect that the Ramius  Nominees  will be unable to stand for  election,  but, in the event that such persons are unable to serve or for good cause will not serve,  the Shares  represented by the enclosed WHITE

                                      -8-

proxy  card  will be voted  for  substitute  nominees.  In  addition,  Starboard reserves  the  right  to  nominate  substitute  persons  if  Datascope  makes or announces  any changes to its Bylaws or takes or announces any other action that has,  or if  consummated  would  have,  the effect of  disqualifying  the Ramius
Nominees.  In any such case, Shares represented by the enclosed WHITE proxy card will be voted for such  substitute  nominees.  Starboard  reserves  the right to nominate  additional persons if Datascope  increases the size of the Board above its existing size or increases the number of directors whose terms expire at the
Annual Meeting.  Additional  nominations made pursuant to the preceding sentence are without  prejudice to the position of Starboard that any attempt to increase the size of the current Board or to  reconstitute  or reconfigure the classes on which the current  directors serve  constitutes an unlawful  manipulation of the
Company's corporate machinery.

YOU ARE URGED TO VOTE FOR THE  ELECTION OF THE RAMIUS  NOMINEES ON THE  ENCLOSED
WHITE PROXY CARD.

      We are not aware of any other  proposals  to be brought  before the Annual
Meeting.  However, we intend to bring before the Annual Meeting such business as may be appropriate,  including without limitation  nominating additional persons for directorships,  or making any proposals as may be appropriate to address any action of the  Board  not  publicly  disclosed  prior to the date of this  proxy statement.  Should other  proposals be brought  before the Annual  Meeting,  the persons  named as proxies  in the  enclosed  WHITE  proxy card will vote on such matters in their discretion.

                                      -9-

VOTING AND PROXY PROCEDURES

      Only  stockholders of record on the Record Date will be entitled to notice of and to vote at the  Annual  Meeting.  Each  Share is  entitled  to one  vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly  available  information,  the  Ramius  Group  believes  that  the  only outstanding  class of  securities  of  Datascope  entitled to vote at the Annual
Meeting is the Shares.

      Shares represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions,  will be voted  FOR the  election  of the  Ramius  Nominees  to the  Board  and in the
discretion  of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

      You are being asked to elect the Ramius Nominees. The enclosed WHITE proxy card may only be voted for the Ramius  Nominees and does not confer voting power with  respect  to the  Company's  nominees.  Accordingly,  you will not have the opportunity  to vote for any of  Datascope's  nominees.  You can  only  vote for
Datascope's  nominees  by  signing  and  returning  a  proxy  card  provided  by
Datascope.  Stockholders  should refer to the Company's  proxy statement for the
names,   backgrounds,   qualifications  and  other  information  concerning  the
Company's nominees.  The participants in this solicitation intend to vote all of their Shares in favor of the Ramius Nominees.

QUORUM

      A majority of the outstanding  Shares represented at the Annual Meeting in person or by proxy will constitute a quorum for the transaction of business.

VOTES REQUIRED FOR APPROVAL

      VOTE REQUIRED FOR THE ELECTION OF  DIRECTORS.  A plurality of the votes of
Shares  present  in person or  represented  by proxy at the  Annual  Meeting  is required to elect the  nominees for  director.  This means that the two nominees receiving  the highest  number of "FOR" votes will be elected.  Abstentions  and broker non- votes are  counted  for  purposes  of  determining  the  presence or absence of a quorum for the transaction of business; however, unreturned proxies are not counted for purposes of determining the presence or absence of a quorum.
Each Share entitles the holder thereof to one vote on all matters to come before the Annual  Meeting of  Shareholders,  including  the election of  directors.  A stockholder  may cast votes for the  Ramius  Nominees  either by so marking  the ballot at the Annual  Meeting or by  specific  voting  instructions  sent with a signed proxy to either the Ramius Group in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy  Statement or to Datascope at 14 Philips Parkway, Montvale, New Jersey 07645, or any other address provided by Datascope.

                                      -10-

DISCRETIONARY VOTING

      Shares  held in  "street  name" and held of record  by banks,  brokers  or nominees  may not be  voted  by such  banks,  brokers  or  nominees  unless  the beneficial owners of such Shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

      Stockholders  of Datascope  may revoke their  proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy.  The revocation may be delivered  either to the
Ramius Group in care of Innisfree M&A  Incorporated  at the address set forth on the back cover of this Proxy  Statement or to  Datascope at 14 Philips  Parkway,
Montvale, New Jersey 07645, or any other address provided by Datascope. Although a revocation is effective if delivered to Datascope,  the Ramius Group  requests that either the original or photostatic  copies of all  revocations be mailed to the Ramius Group in care of Innisfree M&A  Incorporated at the address set forth on the back cover of this Proxy Statement so that the Ramius Group will be aware of all revocations  and can more  accurately  determine if and when proxies have been  received  from the  holders of record on the Record Date and the number of outstanding Shares represented thereby. Additionally, Innisfree M&A Incorporated may use this information to contact  stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Ramius Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE RAMIUS NOMINEES TO THE BOARD, PLEASE
SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID
ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

      The solicitation of proxies pursuant to this Proxy Statement is being made by the Ramius  Group.  Proxies may be solicited by mail,  facsimile,  telephone, telegraph, Internet, in person and by advertisements.

      Starboard has entered into an agreement  with  Innisfree M&A  Incorporated for solicitation and advisory services in connection with this solicitation, for which  Innisfree  M&A  Incorporated  will receive a fee not to exceed  $150,000, together with reimbursement for its reasonable  out-of-pocket expenses, and will be indemnified  against  certain  liabilities  and expenses,  including  certain liabilities under the federal  securities laws.  Innisfree M&A Incorporated will solicit  proxies  from  individuals,  brokers,  banks,  bank  nominees and other institutional holders. Starboard has requested banks, brokerage houses and other custodians,  nominees and fiduciaries to forward all  solicitation  materials to the  beneficial  owners  of the  Shares  they  hold of  record.  Starboard  will reimburse these record holders for their reasonable out-of-pocket expenses in so
doing.  It  is  anticipated   that  Innisfree  M&A   Incorporated   will  employ
approximately  65  persons to solicit  Datascope's  stockholders  for the Annual
Meeting.

                                      -11-

      The entire  expense  of  soliciting  proxies is being  borne by the Ramius
Group.  Costs of this  solicitation  of proxies are  currently  estimated  to be approximately  $250,000. The Ramius Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $50,000.

                       ADDITIONAL PARTICIPANT INFORMATION

      The Ramius  Nominees,  the other members of the Ramius Group, Mr. Mitchell and Mr. Feld are participants in this  solicitation.  The principal  business of each of Starboard and Parche is serving as a private  investment  fund.  Each of
Starboard  and  Parche  has  been  formed  for  the  purpose  of  making  equity investments  and,  on  occasion,  taking an  active  role in the  management  of portfolio  companies  in order  to  enhance  stockholder  value.  The  principal business of RCG Starboard  Advisors is acting as investment manager of Starboard and managing  member of Parche.  The  principal  business of RCG  Enterprise  is serving as a private  investment fund. Parche is a subsidiary of RCG Enterprise.
Ramius Capital is engaged in money management and investment  advisory  services for third parties and proprietary  accounts and serves as the sole member of RCG
Starboard Advisors and as the investment  manager of RCG Enterprise.  C4S serves as managing member of Ramius Capital.  Mr. Cohen, Mr. Strauss, Mr. Stark and Mr.
Solomon serve as co-managing members of C4S. Mr. Mitchell serves as a Partner of
Ramius Capital. Mr. Feld serves as a Director of Ramius Capital.

      The  address  of the  principal  office of each of Parche,  RCG  Starboard
Advisors,  Ramius Capital,  C4S, Mr. Cohen, Mr. Stark, Mr. Strauss, Mr. Solomon,
Mr.  Mitchell and Mr. Feld is 666 Third Avenue,  26th Floor,  New York, New York
10017.  The address of the principal  office of Starboard and RCG  Enterprise is
c/o Citco Fund Services (Cayman Islands)  Limited,  Corporate  Center,  West Bay
Road, Grand Cayman, Cayman Islands, British West Indies.

      As of the date hereof,  Starboard  beneficially  owns  414,716  Shares and
Parche  beneficially  owns 78,801 Shares.  As of the date hereof,  RCG Starboard
Advisors  (as the  investment  manager of Starboard  and the managing  member of
Parche) is deemed to be the  beneficial  owner of the  414,716  Shares  owned by
Starboard  and the 78,801  Shares owned by Parche.  As of the date  hereof,  RCG
Enterprise (as the sole non-managing  member of Parche and owner of all economic interests  therein) is deemed to be the  beneficial  owner of the 78,801  Shares owned by Parche.  As of the date hereof,  Ramius  Capital (as the sole member of
RCG Starboard Advisors),  C4S (as the managing member of Ramius Capital) and Mr.
Cohen,  Mr. Stark,  Mr. Strauss and Mr. Solomon (as the managing members of C4S)
are deemed to be the beneficial  owners of the 414,716 Shares owned by Starboard and the 78,801 Shares owned by Parche. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr.
Solomon share voting and  dispositive  power with respect to the Shares owned by
Starboard and Parche by virtue of their shared  authority to vote and dispose of such Shares.  Messrs.  Cohen,  Stark,  Strauss and Solomon  disclaim  beneficial ownership  of such  Shares  except  to the  extent of their  pecuniary  interest therein. The Ramius Nominees, Mr. Mitchell and Mr. Feld, as members of a "group"
for the purposes of Rule 13d-5(b)(1) of the Securities  Exchange Act of 1934, as
amended, are each deemed to be a beneficial owner of the 414,716 Shares owned by
Starboard  and the 78,801  Shares  owned by Parche.  The  Ramius  Nominees,  Mr.
Mitchell and Mr. Feld each disclaim beneficial  ownership of Shares that they do not directly own.

      For information  regarding  purchases and sales of securities of Datascope during the past two years by members of the Ramius  Group,  including the Ramius
Nominees, Mr. Mitchell and Mr. Feld, see Schedule I.

      The Ramius  Group  intends to seek  reimbursement  from  Datascope  of all expenses it incurs in connection  with the  Solicitation.  The Ramius Group does not intend to submit the  question of such  reimbursement  to a vote of security holders of the Company.

                                      -12-

      Except as set  forth in this  Proxy  Statement  (including  the  Schedules hereto),  (i) during the past 10 years, no participant in this  solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no participant in this solicitation  directly or indirectly beneficially  owns any  securities of Datascope;  (iii) no  participant  in this solicitation  owns any securities of Datascope which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Datascope  during the past two years;  (v) no part of the purchase price or market value of the securities of Datascope owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such  securities;  (vi) no  participant  in this solicitation  is,  or  within  the  past  year  was,  a party  to any  contract, arrangements or understandings with any person with respect to any securities of
Datascope,  including,  but not  limited  to,  joint  ventures,  loan or  option arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or
indirectly,  any  securities  of  Datascope;   (viii)  no  participant  in  this
solicitation owns  beneficially,  directly or indirectly,  any securities of any parent or subsidiary of Datascope;  (ix) no participant in this  solicitation or any of his/its  associates was a party to any transaction,  or series of similar transactions, since the beginning of Datascope's last fiscal year, or is a party to any currently proposed  transaction,  or series of similar  transactions,  to which Datascope or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its  associates has any arrangement or understanding with any person with respect to any future employment by Datascope or its affiliates, or with respect to any future  transactions  to which Datascope or any of its affiliates will or may be a  party;  and  (xi)  no  person,  including  the  participants  in  this solicitation,  who is a party to an  arrangement  or  understanding  pursuant to which the Ramius Nominees are proposed to be elected has a substantial interest, direct or indirect,  by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

      The Ramius Group is unaware of any other  matters to be  considered at the
Annual  Meeting.  However,  should other matters,  which the Ramius Group is not aware of a  reasonable  time before  this  solicitation,  be brought  before the
Annual  Meeting,  the persons named as proxies on the enclosed  WHITE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

      Proposals of  stockholders  intended to be presented at  Datascope's  next annual  meeting of  stockholders  must be received by Datascope for inclusion in its 2008 proxy statement and form of proxy on or prior to July 5, 2008.

      In  accordance  with  Datascope's  bylaws,  for a proposal  to be properly brought before the 2008 annual meeting of  stockholders,  the  stockholder  must deliver written notice of the business the stockholder would like to present, or the person or persons the stockholder  would like to nominate as a director,  to the secretary of Datascope at its principal  executive  offices not less than 60 days nor more  than 90 days  prior to the  anniversary  date of the 2008  annual meeting of stockholders. Therefore, any notice given by the stockholder pursuant to these  provisions  of  Datascope's  bylaws must be  received no earlier  than
September  21, 2008 and no later than October 21,  2008,  unless the date of the
2008  annual  meeting of  stockholders  is more than 30 days before or after the anniversary date,  December 20, 2008. If the 2008 annual meeting of stockholders is not held within 30 days before or after this year's meeting date, then notice must be  received by  Datascope  no later than the close of business on the 10th day  following  the day on which  notice  of the date of the  meeting  or public disclosure of the date of the meeting was given or made. Notices of intention to present proposals at the 2008 annual meeting of stockholders should be addressed to Secretary, Datascope Corp., 14 Philips Parkway, Montvale, New Jersey 07645.

                                      -13-

      The  information  set forth above  regarding the procedures for submitting stockholder  proposals for  consideration  at Datascope's 2008 annual meeting of stockholders is based on information contained in the company's proxy statement.
The  incorporation  of this  information in this proxy  statement  should not be construed as an admission  by the Ramius Group that such  procedures  are legal, valid or binding.

INCORPORATION BY REFERENCE

THE RAMIUS  GROUP HAS  OMITTED  FROM THIS  PROXY  STATEMENT  CERTAIN  DISCLOSURE
REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN DATASCOPE'S  PROXY
STATEMENT  RELATING  TO THE ANNUAL  MEETING.  THIS  DISCLOSURE  IS  EXPECTED  TO
INCLUDE,  AMONG OTHER THINGS,  CURRENT  BIOGRAPHICAL  INFORMATION ON DATASCOPE'S
CURRENT DIRECTORS,  INFORMATION  CONCERNING  EXECUTIVE  COMPENSATION,  AND OTHER
IMPORTANT  INFORMATION.  PLEASE  NOTE  THAT  BECAUSE  THE  RAMIUS  GROUP WAS NOT
INVOLVED IN THE  PREPARATION OF DATASCOPE'S  PROXY  STATEMENT,  THE RAMIUS GROUP
CANNOT  REASONABLY  CONFIRM THE ACCURACY OR COMPLETENESS OF CERTAIN  INFORMATION
CONTAINED  THEREIN.  SEE  SCHEDULE  II FOR  INFORMATION  REGARDING  PERSONS  WHO
BENEFICIALLY  OWN MORE THAN 5% OF THE SHARES AND THE  OWNERSHIP OF THE SHARES BY
THE DIRECTORS AND MANAGEMENT OF DATASCOPE.

      The information concerning Datascope contained in this Proxy Statement and the Schedules  attached  hereto has been taken from, or is based upon,  publicly available information.

                                          THE RAMIUS GROUP

                                          November 2, 2007

                                      -14-

                                   SCHEDULE I

                     TRANSACTIONS IN SECURITIES OF DATASCOPE
                            DURING THE PAST TWO YEARS

     EXCEPT AS OTHERWISE SPECIFIED, ALL PURCHASES AND SALES WERE MADE IN THE
                                  OPEN MARKET.

  Shares of Common Stock           Price Per                  Date of
    Purchased /(Sold)               Share($)              Purchase / Sale
    -----------------               --------              ---------------

               STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
               ------------------------------------------------

           1,000                    34.6040                   09/25/07
           2,100                    34.3700                   09/26/07
           8,812                    34.1377                   09/28/07
           4,869                    34.7164                   10/01/07
          16,716                    35.6471                   10/09/07
          18,648                    35.9736                   10/10/07
          10,920                    35.6423                   10/11/07
           2,604                    35.7155                   10/12/07
          15,456                    35.7657                   10/15/07
           7,812                    35.7495                   10/16/07
         207,648                    35.7500                   10/17/07
          16,775                    35.1959                   10/17/07
             407                    35.0000                   10/18/07
           1,115                    34.9642                   10/18/07
          11,378                    35.0000                   10/19/07
           5,880                    35.1400                   10/22/07
           6,632                    34.9900                   10/19/07
             840                    36.6600                   10/23/07
          30,830                    35.6500                   10/29/07
           9,099                    35.6882                   10/31/07
          35,175                    35.4095                   11/01/07

                                   PARCHE, LLC
                                   -----------

           3,006*                   36.0000                   10/09/07
           3,184                    35.6471                   10/09/07
           3,552                    35.9736                   10/10/07
           2,080                    35.6423                   10/11/07
             496                    35.7155                   10/12/07
           2,944                    35.7657                   10/15/07
           1,488                    35.7495                   10/16/07
          39,552                    35.7500                   10/17/07
           3,195                    35.1959                   10/17/07
              77                    35.0000                   10/18/07
             212                    34.9642                   10/18/07
           2,167                    35.0000                   10/19/07
           1,120                    35.1400                   10/22/07
           1,263                    34.9900                   10/19/07
             160                    36.6600                   10/23/07
           5,872                    35.6500                   10/29/07
           1,733                    35.6882                   10/31/07
           6,700                    35.4095                   11/01/07

----------------
* Shares were  acquired in private  transactions  with various  transferors  for which Ramius  Capital  Group,  L.L.C.  or an affiliate  serves as the investment manager, the managing member or the managing member of the investment manager.

                                       I-1

                               RCG Enterprise, Ltd
                               -------------------
                                      None

                           RCG Starboard Advisors, LLC
                           ---------------------------
                                      None

                          Ramius Caiptal Group, L.L.C.
                          ----------------------------
                                      None

                                C4S & Co., L.L.C.
                                -----------------
                                      None

                                 Peter A. Cohen
                                 --------------
                                      None

                                 Morgan B. Stark
                                 ---------------
                                      None

                               Jeffrey M. Solomon
                               ------------------
                                      None

                                Thomas W. Strauss
                                -----------------
                                      None

                              David Dantzker, M.D.
                              --------------------
                                      None

                                 William J. Fox
                                 --------------
                                      None

                                Mark R. Mitchell
                                ----------------
                                      None

                                  Peter A. Feld
                                  -------------
                                      None

                                      I-2

                                   SCHEDULE II

    THE FOLLOWING TABLE CONTAINS INFORMATION FROM DATASCOPE'S PROXY STATEMENT
                                 FILED WITH THE
             SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2007

            SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

      The following table provides information as to each person who is known to the Company to be the beneficial  owner of more than 5% of the Company's  voting securities  and of the  Company's  directors  and  executive  officers  and  all directors  and  executive  officers  as a group as of  October  1, 2007  (unless otherwise indicated):

                                                          Amount & Nature of
Name and Address (1) (2)                               Beneficial Ownership (1)    % of Class (3)
------------------------                               ------------------------    --------------
Lawrence Saper                                               2,869,453 (4)                18.1%

AXA                                                          1,206,152 (5)                 7.9%
25 Avenue Matignon
75008 Paris, France

Private Capital Management, L.P.                             1,026,076 (6)                 6.7%
8889 Pelican Bay Blvd.
Suite 500
Naples, Florida 34108

Barclays Global Investors, NA (6)                              981,984 (7)                 6.4%
45 Fremont Street
San Francisco, CA 94105

Alan B. Abramson                                                24,454 (8)                    *

David Altschiller                                               17,310 (9)                    *

William L. Asmundson                                            49,907 (10)                   *

Robert O. Cathcart                                              54,690 (11)                   *

David A. Gibson                                                 37,750 (12)                   *

Scott D. Kantor                                                      0                        *

Robert E. Klatell                                               15,000 (13)                   *

Antonino Laudani                                                70,400 (14)                   *

James J. Loughlin                                               11,000 (15)                   *

Henry M. Scaramelli                                             29,700 (16)                   *

William W. Wyman                                                 6,954 (17)                   *

All executive officers and directors as a group              3,344,467 (18)               20.6%
(consisting of 16 individuals)

------------
* Less than one percent (1%)

     (1)  This table identifies  persons having sole voting and investment power with  respect  to the  shares  set forth  opposite  their  names as of
          October 1,  2007,  except as  otherwise  disclosed  in the  footnotes, according to  information  publicly filed or furnished to Datascope by each of them.

                                      II-1

     (2)  The  address of each of the persons  listed in the table is  Datascope
          Corp.,  14  Philips  Parkway,   Montvale,  New  Jersey  07645,  unless
          otherwise noted.

     (3)  Shares beneficially  owned, as recorded in this table,  expressed as a percentage of the  outstanding  Shares as of October 1, 2007.  For the purpose of calculating each person's beneficial ownership,  any shares issuable pursuant to options  exercisable within 60 days of October 1,
          2007 are  deemed to be  beneficially  owned by, and  outstanding  with respect to, such person.  An option is  considered  to be  exercisable within 60 days of  October  1, 2007 if the  option  has vested or will vest within such period,  even though by October 1, 2007 the threshold price,  which,  depending  on  the  option,  may  be a  condition  for exercisability, may not have been reached.

     (4)  Includes (i) 33,153  shares  owned by trusts  created by Mr. Saper for his children and (ii) 3,150 shares  owned by Mr.  Saper's  wife.  Also includes  an option  owned by Mr.  Saper to purchase  500,000  Shares, which is currently  exercisable.  Also includes  2,000,000 Shares that
          Mr. Saper  contributed to a grantor  retained annuity trust called the
          Saper-A  Investment Trust (the "Trust") on July 11, 2006. Mr. Saper is
          entitled  to a  distribution  of 709,089  Shares  from the Trust as an annuity  payment as of July 10, 2007.  Mr. Saper is the trustee of the
          Trust.

     (5)  AXA is an  Investment  Adviser  registered  under  Section  203 of the
          Investment Advisers Act of 1940, as amended. AXA has shared investment power with respect to 1,206,152 Shares, sole voting power with respect to 722,825  Shares,  shared voting power with respect to 11,925 Shares and no voting power with respect to 471,402  Shares.  The  information set forth  herein was  obtained  from the Schedule 13F filed by AXA on
          August 14, 2007.

     (6)  Private  Capital  Management,  L.P.  ("PCM") is an Investment  Adviser
          registered  under Section 203 of the Investment  Advisers Act of 1940, as  amended.  PCM has shared  investment  with  respect  to  1,026,076
          Shares,  sole voting  power with  respect to 41,500  Shares and shared voting power with respect to 984,576 Shares. The information set forth herein was  obtained  from the Schedule 13F filed by PCM on August 14,
          2007.

     (7)  Barclays Global  Investors,  NA ("Barclays") is an Investment  Adviser
          registered  under Section 203 of the Investment  Advisers Act of 1940, as  amended.  Barclays  has shared  investment  power with  respect to
          981,984  Shares,  sole voting power with respect to 898,178 Shares and no voting power with respect to 83,806  Shares.  The  information  set forth herein was  obtained  from the Schedule 13F filed by Barclays on
          August 9, 2007.

     (8)  Consists of 22,500  shares  which are  issuable  pursuant to currently exercisable  options and 1,954  shares of  restricted  stock issued on
          January  1,  2007.  The  restricted   shares  vest  on  the  one  year
          anniversary of the grant date.

     (9)  Includes  15,000  shares  which are  issuable  pursuant  to  currently exercisable options.

     (10) Includes  27,500  shares  which are  issuable  pursuant  to  currently exercisable options and 5,000 shares owned by his wife.

     (11) Includes  54,000  shares  which are  issuable  pursuant  to  currently exercisable options.

     (12) Consists of 37,750  shares  which are  issuable  pursuant to currently exercisable options.

     (13) Consists of 15,000  shares  which are  issuable  pursuant to currently exercisable options.

     (14) Consists of 40,400  shares  which are  issuable  pursuant to currently exercisable  options and 30,000 shares of restricted  stock granted on
          August  22,  2007.  The  restricted  stock  vests  in 4  equal  annual installments of 25% on the anniversary of the grant date.

                                      II-2

     (15) Includes  10,000  shares  which are  issuable  pursuant  to  currently exercisable options.

     (16) Consists of 19,700  shares  which are  issuable  pursuant to currently exercisable  options and 10,000 shares of restricted  stock granted on
          August  22,  2007.  The  restricted  stock  vests  in 4  equal  annual installments of 25% on the anniversary of the grant date.

     (17) Consists of 5,000  shares  which are  issuable  pursuant to  currently exercisable  options and 1,954  shares of  restricted  stock issued on
          January  1,  2007.  The  restricted   shares  vest  on  the  one  year
          anniversary of the grant date.

     (18) Includes  889,150  shares  which are  issuable  pursuant to  currently exercisable options.

                                      II-3

                                    IMPORTANT

      Tell your Board what you think! Your vote is important. No matter how many
Shares you own,  please give the Ramius Group your proxy FOR the election of the
Ramius Nominees by taking three steps:

      o     SIGNING the enclosed WHITE proxy card,

      o     DATING the enclosed WHITE proxy card, and

      o     MAILING the enclosed WHITE proxy card TODAY in the envelope provided
            (no postage is required if mailed in the United States).

      If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt
of  your  specific   instructions.   Accordingly,   please  contact  the  person
responsible for your account and instruct that person to execute the WHITE proxy card representing your Shares.  The Ramius Group urges you to confirm in writing your  instructions to the Ramius Group in care of Innisfree M&A  Incorporated at the  address  provided  below  so that  the  Ramius  Group  will be aware of all instructions  given  and can  attempt  to  ensure  that  such  instructions  are followed.

      If you have any questions or require any additional information concerning this Proxy Statement,  please contact  Innisfree M&A Incorporated at the address set forth below.

                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                 Stockholders Call Toll-Free at: (888) 750-5834
                Banks and Brokers Call Collect at: (212) 750-5833

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED NOVEMBER 1, 2007

                                 DATASCOPE CORP.

                       2007 ANNUAL MEETING OF STOCKHOLDERS

              THIS PROXY IS SOLICITED ON BEHALF OF THE RAMIUS GROUP

                    THE BOARD OF DIRECTORS OF DATASCOPE CORP.
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

The  undersigned  appoints Mark R. Mitchell and Peter A. Feld, and each of them, attorneys  and  agents  with full  power of  substitution  to vote all shares of common  stock of  Datascope  Corp.  ("Datascope"  or the  "Company")  which  the undersigned  would be entitled to vote if personally  present at the 2007 Annual
Meeting of Stockholders of the Company scheduled to be held at 11:00 a.m., local time, on December 20, 2007, at the  Company's  offices  located at 800 MacArthur
Boulevard,  Mahwah,  New Jersey  07430,  and  including at any  adjournments  or postponements  thereof and at any meeting  called in lieu  thereof  (the "Annual
Meeting").

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes  with respect to any other  matters as may properly  come before the
Annual  Meeting that are unknown to the Ramius  Group a  reasonable  time before this solicitation.

IF NO DIRECTION IS INDICATED  WITH RESPECT TO THE PROPOSAL ON THE REVERSE,  THIS
PROXY WILL BE VOTED FOR PROPOSAL 1.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

       IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                  CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

      THE RAMIUS GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF
                  THE NOMINEES LISTED BELOW IN PROPOSAL NO.1

Proposal  No. 1 - The Ramius Group's Proposal to Elect David Dantzker, M.D.
and William J. Fox as Class I Directors of the Company.

                                                     WITHHOLD        FOR ALL
                                                   AUTHORITY TO       EXCEPT
                                      FOR ALL      VOTE FOR ALL     NOMINEE(S)
                                     NOMINEES        NOMINEES     WRITTEN BELOW
Nominees:   David Dantzker, M.D.        [ ]            [ ]             [ ]
            William J. Fox
                                                                  --------------

DATED:
       -----------------------------

------------------------------------
(Signature)

------------------------------------
(Signature, if held jointly)

------------------------------------
(Title)

WHEN  SHARES ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH SIGN.  EXECUTORS,
ADMINISTRATORS,   TRUSTEES,  ETC.,  SHOULD  INDICATE  THE  CAPACITY  IN  WHICH
SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.